Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC ENVIRONMENTAL SOLUTIONS INC.

May 25, 2007

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2006 and March 31, 2007.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2006. These accounting policies have been applied consistently for the three months ended March 31, 2007. On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 1530, Comprehensive Income. All amounts are recorded in Canadian dollars unless otherwise noted.

Company Overview

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is a technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of applications of its patented sonic generator and related technologies in environmental and industrial processes. Sonic’s business strategy is to develop and commercialize processes that benefit or rely on the low frequency sonic energy generated by Sonic’s industrial scale sonic generators, hereinafter referred to as a “Sonoprocess” (a chemical, biological or physical process enhanced or enabled by sonic energy). With this competitive advantage the Company also takes advantage of commercial synergies of related technologies and operations.

Environmental Operations

To date the Company has focused primarily on the commercialization of its Polychlorinated Biphenyl (“PCB”) de-chlorination Sonoprocess in the environmental remediation sector and has established operations in Canada. Sonic developed and patented the PCB de-chlorination Sonoprocess and has taken it to full scale operation for the treatment of contaminated soils and wastes. This de-chlorination Sonoprocess renders the PCB non-toxic. In conjunction with its PCB Sonoprocess the Company also operates the Terra-Kleen solvent extraction technology which removes the PCB from the soil and leaves it in a concentrate feed for the PCB Sonoprocess. These extraction and de-chlorination processes can be operated separately or as an integrated system (the “Sonic Treatment System”) and the Company undertakes site remediation projects through its Environmental Services Division, with operations in Western Canada, Ontario and California.

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Regulatory Approval. In Canada, the Company is approved to deploy the Sonic Treatment System in British Columbia, and in Ontario is approved for extraction with de-chlorination approval in progress. The extraction part of the Sonic Treatment System is exempted from requiring regulatory approval by the EPA in the USA, and is approved for use and commercially available in Japan through a licencee, Mitsubishi, and in Australia through a licencee, Veolia.

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Contaminated Site Projects. The Company’s first site remediation project with Juker Holdings was to demonstrate the remediation and removal of up to 3000 tonnes of PCB contaminated soil which had been contained on the site. The project enabled the Sonic Treatment System to be demonstrated, and improvements and adaptations led to the fully complete system design now in wider use. Treatment at the site is complete and the site is being readied for return to the owner. The Company also completed a project in Sault Ste. Marie, Ontario for over 625 tonnes and this project was completed on schedule. The Company is currently operating at a site in the Greater Toronto Area (GTA) for up to 2500 tonnes of contaminated soil and has so far received approximately 800 tonnes for treatment.

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Remediation Facilities. The Company operates one complete Sonic Treatment System which can also be deployed for dechlorination only or extraction only. The sonic generator, for a second dechlorination system, is expected to be deployed in a second system in Ontario. The extraction system is suitable for one large site or it can be deployed on two smaller sites. Expansion of extraction facilities will be accommodated to meet demand. The Company also has a small demonstration extraction system deployed by Veolia in Australia and this is expected to be incorporated into the licencees first full system.

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International Operations. The Company established an office in San Diego, USA through the acquisition of Terra-Kleen and has a 13 year track record of operations with EPA recognition, including a regulatory exemption from the EPA treatment technology regulatory approval process. In the USA, the Company is exploring projects in regions where there are regulatory and other pressures which make the Sonic Treatment System the most attractive and intends to operate such projects directly. The extraction stage of the Sonic Treatment System has been licensed to Mitsubishi Heavy Industries Ltd. (“MHI”) in Japan and to Veolia Environmental Services (“Veolia”) in Australia. Sonic is in discussions with operating partners in other major target markets such as Europe and South America. In Canada, the Company is working more directly on opportunities with logistics partners.

The Company is seeking to build environmental operations by establishing joint ventures and licensees for the Sonic Treatment System with established environmental remediation companies. Where possible, this accelerates market access and reduces operational costs.

Sonoprocess Development

The Company’s Technology Advisory Board has identified several areas that the Company has now prioritized for the development and commercialization of further Sonoprocess applications based on the size of market opportunities and the added value, and in particular where “market pull” can be identified.

The Company’s strategy for development of these opportunities is to partner with companies with the ability to direct and co-fund the development and take the Sonoprocess to market effectively. Through such joint ventures Sonic can afford to develop more opportunities with the greatest chance of success.

The Company is currently exploring the potential of Sonoprocess opportunities related to bitumen extraction from oil sands, heavy oil processing, concrete additives, and bio-conditioning. The Company has established a subsidiary company for the oil sands area (SonoOil Inc.).

Management

Sonic’s Board of Directors monitors the performance of management against the following criteria:

-	Growth of the Company’s environmental operations.

-	Development of further Sonoprocess business opportunities.

Sonic’s management team is focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

-	Key experienced additions to meet the operational growth objectives of the Company.

-	Strengthening and expanding the technical and business advisory boards of the Company.

-	Additions to the Board of Directors that directly assist in meeting growth and operational objectives.

First Quarter Highlights

During the first quarter of 2007, Sonic completed the project in Sault Ste. Marie, Ontario and also commenced decommissioning at its first demonstration project (Juker Holdings in Delta, B.C.). Operations continued at a site in the Greater Toronto Area (“GTA”) after a short winter shutdown by the primary contractor. The Company also entered into a joint venture with PetroSonic Energy Systems Inc. to develop a Sonoprocess for heavy oil upgrading. Further details are given below:

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Operations at the Company’s first project at the Juker Holdings site in Delta, B.C. were completed and all treated soil and dechlorinated concentrate is being removed from the site as the site is readied for return to the owner. The Company conducted dechlorination of nearly 40,000 litres of PCB concentrate successfully with PCB levels exceeding 80,000 ppm. This work was conducted under third party scrutiny conditions to allow the project to be used for subsequent regulatory approvals in other jurisdictions. Subsequent to the end of the quarter, the Company also completed a third party environmental audit of the site in accordance with its permit from the BC Ministry of Environment. The original containment cell on the site will be integrated into the site as a paved parking area.

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At the Company’s PCB remediation project site in the GTA, the Company has mobilized a full extraction stage of the Sonic Treatment System and has treated approximately 800 tonnes of contaminated soil. The project is a brownfield industrial site with varying levels of PCB contamination up to 20,000 ppm. Sonic has successfully treated the PCB contaminated soil to target levels as required by the province of Ontario’s Ministry of the Environment in the first phase. During the quarter, the Company resumed operations after operations were temporarily suspended in February due to extreme weather conditions.

The Company is presently in negotiations with the client to determine if there will be additional soil for processing.

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Operations at the Company’s project in Sault Ste. Marie were completed on schedule and the equipment redeployed to the GTA site. Over 625 tonnes of PCB contaminated soil were treated, representing completion of the Company’s first truly commercial project. Logistics and transportation expenses were higher than anticipated due to additional material causing the project to extend into the quarter but otherwise the project met the anticipated budget.

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The company’s Australian licencee, Veolia, successfully demonstrated treatment of 100 tonnes of PCB contaminated soil to less than 2 ppm at its first site remediation project in Melbourne, Australia. Veolia has licensed Sonic’s Terra-Kleen extraction process for use at site remediation projects throughout Australia. Sonic provided Veolia with on-site training and support and Veolia is ramping up sales efforts to secure follow-on projects. Discussions with possible licencees in Europe and North America continued and the Company is continuing its long-term strategy to have a global network of operating licencees. Subsequent to the end of the quarter, the Company entered into negotiations with Veolia to amend the contract.

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The Company has reviewed several possible locations for a fixed operational base in central Canada, some with the possibility of also being a receiving facility. The Company has discussed terms under which it may access an existing facility. The Company continues to explore opportunities for synergies with strategic operating partners with a view to improving its competitive position in the market and to reduce ancillary operating costs.

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During the quarter, the Company undertook work to assess and develop further Sonoprocess opportunities and subsequent to the end of the quarter announced that it had entered into an agreement to develop and commercialize a Sonoprocess for the upgrading and processing of heavy oil. This agreement will result in a licence to PetroSonic Energy Systems Inc. (“PetroSonic”) who will fund the initial development work. Sonic will receive both royalties and a 40% interest in PetroSonic with the right to maintain its share position proportionately or be diluted. Sonic cannot be diluted to less than 15% if it chooses not to participate prorata in further financing. The Company is also in discussions with potential strategic partners for other Sonoprocess developments.

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In 2006, Sonic was audited by the Minister of Finance in relation to the British Columbia Social Service Tax. As a result of the audit, the Company received an assessment. An amount of $298,663 has been accrued in relation to this assessment. Subsequent to the end of the quarter the assessment was paid; however the Company is contesting the assessment.

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Subsequent to the end of the quarter, the Company relocated its corporate offices to be collocated with its new Sonoprocess Development Centre which will enable all of the Company’s testing and development facilities to be collocated at a new location in Vancouver.

–	Subsequent to the end of the quarter, on April 30, 2007, the Company closed a private placement issuing 10,064,000 units of the Company at a price of $0.45 per unit for gross proceeds of $4,528,800. Each unit consisted of one common share and one half of one share purchase warrant, with a full share purchase warrant exercisable into one common share at a price of $0.60 for 24 months. As part of the private placement, the Company paid a cash commission of $317,016, equal to 7% of the gross proceeds of the financing, together with a broker warrant exercisable to acquire 1,006,400 of the units sold under the offering, exercisable at a price of $0.45 per unit, equal to 10% of the units sold under the offering.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at May 25, 2007. For additional detail, see Note 9 to the interim consolidated financial statements for the period ended March 31, 2007.

At May 25, 2007	Number
Outstanding
Common shares	41,324,068
Options to Purchase Common Shares	3,732,000
Warrants to Purchase Common Shares	15,712,261

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and related costs for the year ended December 31, 2006.

	December	December	December
	31, 2006	31, 2005	31, 2004

Total revenues	$1,665,706	$1,114,439	$1,093,387
Loss before discontinued
operations and extraordinary	$7,299,328	$6,206,572	$2,494,299
items
Loss per share and fully diluted	$0.32	$0.40	$0.18
Loss for the period	$7,299,328	$6,206,572	$2,494,299
Loss per share and fully diluted	$0.32	$0.40	$0.18
Total assets	$10,774,605	$11,002,491	10,705,370
Total long-term financial	$52,528	$1,019,222	-
liabilities
Cash dividends declared	Nil	Nil	Nil

During 2006, the Company continued to focus on its strategy to commercialize and deploy its technology as well as expanding its operations in Ontario resulting in the hiring of additional personnel and an increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity losses were $6,828,204 (December 2005 - $6,106,741, December 2004 - $2,256,602).

The Company received $10,000 with the exercise of options during 2006 and no warrants were exercised. The change in assets to $10,774,605 (2005 - $11,002,491, 2004 - $10,705,370) is primarily attributable to the continued investments in property, plant and equipment of $799,220 (2005 - $2,535,323, 2004 - $1,864,567). In addition, the Company restated the acquisition costs of SESI and Contech. This resulted in an increase in intangible assets of $598,981 in 2006 (2005 - $698,811, 2004 - $798,641).

The Company’s most recent 20F is available on SEDAR at www.sedar.com.

Results of Operations

	Three months ended
	Mar 31, 2007	Mar 31, 2006
REVENUE	$161,406	$243,574
OPERATING COSTS	$784,866	$614,904
EXPENSES
Advertising	$32,249	$50,801
Amortization of deferred development and intangible asset costs	$109,744	$114,949
Amortization of property and office equipment	$30,096	$39,833
Automobile	$19,831	$20,638
Bank charges and interest	$908	$924
Insurance	$27,217	$45,413
Legal and accounting	$67,745	$78,657
Office, postage and printing	$15,634	$20,242
Rent	$64,988	$58,978
Research and development	$9,879	$11,109
Salaries and wages	$326,738	$388,920
Salaries and wages - stock compensation	$91,527	$130,801
Shareholder relations	$2,824	$2,384
Shareholder relations - stock compensation	$28,207	$19,815
Telephone and utilities	$20,649	$22,134
Trade shows	$17,524	$9,007
Transfer agent, regulatory fees	$13,298	$8,420
Travel and promotion	$49,746	$68,984
TOTAL EXPENSES	$928,804	$1,092,009
Interest Income (net of expense)	$9,251	($42,464)
Provision for income tax	($1,002)	-
Foreign exchange gain/(loss)	($795)	($7,142)
LOSS FOR THE PERIOD	$1,544,812	$1,512,945

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues are attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues are attributable to its first three commercial contracts.

Total revenue for the three months ended March 31, 2007 was $161,406, as compared to $243,574 for the same period in 2006. Revenues from PCB collection and disposal for the three months ended March 31, 2007 were $65,605 (2006 – $86,564). Revenue from the soil remediation process was $95,801 (2006 - $157,010). The interim consolidated financial statements recognize the full estimated loss for the project to completion as required by Canadian GAAP.

Operating costs for the three months ended March 31, 2007 were $784,866, as compared to $614,904 for the same period in 2006. Sonic completed a project in Northern Ontario with positive results. The Company has also included amortization of machinery and equipment in the operating costs.

General Expenses

The general overhead expenses for the period ended March 31, 2007 were $928,804 as compared to $1,092,009 for the same period in 2006. Management continues to reduce general operating costs with only a few items showing a minimal increase.

The specific components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. In addition, Sonic engages the services of the investor relations firm Cavalcanti Hume Funfer Inc. (“CHF”). The monthly fee payable by Sonic to CHF is $7,500 per month.

Sonic has directed its advertising expenses towards the investment community as part of its ongoing liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors and selectively choosing environmental publications for advertising.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, deferred development costs, patents and other intangible assets. Property and office equipment are amortized using the declining balance method. There have been no significant purchases and therefore this amount is expected to continue to be lower than the same period in 2006. The deferred development and intangible assets costs are being amortized over a ten year period.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses. This expense is expected to remain relatively constant in 2007.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance. The Company’s U.S. subsidiary’s policy has been combined with the corporate policy. The policy has been renewed in the second quarter. There was an increase due to the addition of Sonic Corp’s U.S. coverage; however the total insurance coverage will be less than the two separate policies and a decrease is expected over 2007.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Sonic is a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements and Form 20-F with U.S. GAAP reconciliation on an ongoing basis. As a result, Sonic’s legal and accounting costs reflect the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation.

Legal fees attributable to regulatory approval services and general patent costs are also included. In 2006, Sonic incurred costs associated with the regulatory approval of Terra-Kleen which resulted in higher costs in 2006 compared with the current year.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia, Contech’s facility in Richmond, British Columbia and the US Subsidiary’s facility in San Diego, California.

During the first quarter, the U.S. Subsidiary’s facility was relocated. As a result, the Company incurred one time costs associated with the relocation.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, Contech and Sonic Corp.

Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted for shareholders relations and advertising activities.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology. The increase in trade show expense is attributable to shows and conferences attended in the first quarter.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada. During the first quarter of 2007, the Company had increased activity with both the trust agent and the securities regulatory authorities associated with debenture conversion among other miscellaneous filings.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations. The Company is continuing to reduce spending on travel.

Interest Expense

Sonic’s interest expense is attributable to interest expenses less the interest earned on Sonic’s liquid investments, including cash and cash equivalents.

Over 2007, the Company will see a significant decrease in interest expense due to the conversion of the debentures at the end of December 31, 2006.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

RELATED PARTY TRANSACTIONS

As at March 31, 2007 $8,285 (2006 - $259,468) was owing to directors, officers and related entities. This amount is non-interest bearing, has no specific terms of repayment and was incurred in the normal course of operations.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total	Loss for the	Loss per
	revenues	period	share -
	(including		basic and
	interest)		diluted
March 31, 2007	$161,406	$1,544,812	$0.05
December 31, 2006	$489,752	$2,579,004	$0.11
September 30, 2006	$425,052	$1,947,537	$0.09
June 30, 2006	$507,328	$1,284,800	$0.06
March 31, 2006	$243,574	$1,487,987	$0.09
December 31, 2005	$222,167	$2,636,353	$0.17
September 30, 2005	$299,827	$1,446,146	$0.08
June 30, 2005	$325,199	$1,183,456	$0.07

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital deficiency of $379,506 at March 31, 2007, compared with a working capital balance of $808,208 at December 31, 2006.

Cash and Cash Equivalents

Sonic had cash of $422,234 at March 31, 2007 compared to cash of $1,751,908 at December 31, 2006. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

During the first quarter, cash used in Sonic’s operating activities increased to $1,076,538 for the three months ended March 31, 2007 compared to $706,227 during the same quarter in 2006.

Cash Used in Investing Activities

During the first quarter, Sonic used $178,112 of cash in investing activities compared to $100,280 in the first quarter of 2006. Cash used in investing activities included $167,801 for property, plant and equipment, and $10,311 of patent maintenance costs.

Cash Generated by Financing Activities

For the three months ending March 31, 2007, Sonic did not generate any funds from financing activities as compared to $2,369,327 in the same quarter in 2006. During the first quarter of 2007, the Company incurred share issuance costs of $75,024 which were amounts payable at the end of 2006 in relation to a private placement in 2006.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to recover the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate positive cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the end of March 31, 2007, Sonic had 3,332,000 stock options and 9,673,861 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.50 per share. The outstanding warrants have a weighted average exercise price of $0.98 per share. Accordingly, as at March 31, 2007, the outstanding options and warrants represented a total of 13,005,861 shares issuable for a maximum of $14,462,508 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Commitments

Sonic has signed premises, vehicle and photocopier operating lease agreements. The leases expire between June 2007 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount
2007	$150,937
2008	$141,910
2009	$141,498
2010	$4,019

No other material commitments have been made to date.

Outlook

Now that the Company has successfully proven the viability of its core sonic generator technology, the Company is attracting interest from potential partners for other Sonoprocess applications, particularly in the oil and oil sands industry sector. In 2007, the Company will allocate resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract an industry development partner. Work in the oil and gas sector and potential collaboration arrangements are being advanced.

The Company is expanding environmental operations in Ontario to meet demand for the Sonic Treatment System in eastern Canada. Future projects are likely to require additional treatment capacity and the Company is exploring opportunities to access a fixed base operating remediation facility in Canada as a base for on-site remediation projects and as a receiving facility for smaller sites which cannot support on-site treatment.

The Company will continue to expand efforts to license the Sonic Treatment System both globally and within North America. The Company regards the synergies with established environmental remediation companies regarding the anciliary site work to make this the preferred business model.

Sonic will continue to focus on:

-	Growth of environmental operations through operating partnerships and licences.

-	Development of new Sonoprocess opportunities in other process industries.

Business Risks

The risks associated with Sonic's business include:

Market Risk

Sonic's business plan contemplates that it enter into agreements to remediate PCB contaminated soil using its proprietary technologies. To date, the Company has secured three soil remediation contracts in Canada and operates licensing arrangements in Japan and Australia for the Terra-Kleen process. In order to generate revenue and be commercially successful as an enterprise, it is important that Sonic obtain additional soil remediation contracts. There is no assurance that the Company will be able to secure any additional contracts or otherwise generate revenues from soil remediation operations.

Technical Risk

Sonic has not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect the Company’s performance and operating costs. This uncertainty is particularly relevant in light of the recent integration of the Terra-Kleen process into our Sonoprocess operations with the objective of improving our overall PCB remediation capabilities. While the recently integrated operations at the Juker site have not resulted in any new substantive technical issues to date, there can be no assurance that the integration will ultimately be successful or that Sonic will otherwise avoid further technical difficulties that inhibit the efficient operation of Sonic's remediation operations. Factors that could increase costs of operation or decrease performance beyond that currently anticipated include higher than predicted rates of maintenance, unanticipated inefficiencies in operations and any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may also limit the application of Sonic's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation or prevent Sonic from completing its remediation projects.

Financial Risk

In 2005, the Company undertook a full scale soil remediation project in which it extracted and destroyed PCBs in soil to levels that met all required government regulations. However, Sonic is integrating the Terra-Kleen process into its operations and has otherwise not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect operating costs. Factors that could increase costs of operation beyond anticipated rates include unanticipated rates of maintenance, unanticipated inefficiencies in operations, any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may limit the application of the Company's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation, and ultimately reduce revenues.

Since operations commenced in 2000 the Company has operated on a start-up basis. Like most start-up companies, Sonic has consistently incurred losses. The Company is attempting to transition its business from a start-up model to one that is based substantially on revenue growth and potential profitability, but has not achieved that goal at this point. Sonic cannot guarantee that it will achieve profitability in the future, and a failure to do so will negatively impact the Company's share value.

Insurance Risk

Sonic's operations are governed by numerous laws and regulations at various levels of government. These laws and regulations regulate the operation and maintenance of facilities, the discharge of materials into the environment and other environmental protection issues. Sonic must obtain and comply with a number of permits and meet several environmental regulatory obligations in connection with PCB remediation operations. Under these laws and regulations, the Company could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. This includes liability in the event that employees are exposed to contaminated material. The Company maintains a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks. Nevertheless, even if the loss from an environmental incident were covered by insurance, such an incident would likely have a negative impact on the financial condition of the Company. Furthermore, the costs of complying with environmental laws and regulations in the future may harm the Company's business, particularly if there are future changes in environmental laws and regulations that result in stricter standards and enforcement, larger fines and liability or increased capital expenditures and operating costs.

Regulatory Risk

Sonic has obtained regulatory approval of its Sonoprocess for treatment of PCB contaminated waste in British Columbia; however, this does not guarantee that regulatory approval will be received in other parts of Canada, or anywhere else. The Terra-Kleen PCB extraction process has been approved for use in Ontario and is recognized in U.S. Environmental Protection Agency regulations as not requiring further approval as a treatment process. The Company expects that this will also be the case in other regulatory jurisdictions that differentiate between treatment and extraction of a contaminant. In most places, regulatory approval is required before the Company will be able to use its treatment technologies commercially. If regulatory approval is not obtained, Sonic will not be able to use its PCB Sonoprocess to complete soil remediation contracts outside of British Columbia.

Management Risk

Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the timing and scope of future soil remediation contracts and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.